FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT JUNE 1, 2005

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information

Change to a previous Ad-Hoc Announcement
Telekom Austria Accelerates the Acquisition of Mobiltel (Ad-hoc)

Vienna, June 1, 2005: Telekom Austria (VSE: TKA, NYSE: TKA) announced today, that it has agreed to accelerate the acquisition of Mobiltel AD, the leading Bulgarian wireless operator. Telekom Austria Group will acquire 100% of Mobiltel for a total consideration (Enterprise Value) of up to EUR 1,600 million through early exercise of the call option acquired on December 17, 2004 and has signed a Share Purchase Agreement with the owners of Mobiltel today. Mobiltel is owned by a consortium of Austrian and international financial investors. The closing of the transaction is expected to occur in July 2005.

The Enterprise Value of up to EUR 1,600 million remains unchanged and includes several components:

•	A deferred contingent payment component of up to EUR 100 million. This payment is deferred until 4Q 2005 and made contingent upon Mobiltel achieving certain financial and operating criteria in 3Q 2005. The initial cash purchase price payable upon closing will be reduced by this payment;

•	A deferred consideration of EUR 182 million. Due to the acceleration of the transaction, the formerly contingent consideration of up to 150 million was increased by 32 million and the date for the operating and financial performance criteria was brought forward to April 30, 2005. This deferred consideration has already become unconditional and is now payable in 4Q 2005. The initial cash purchase price payable upon closing will be reduced by this payment;

•	The cash purchase price for 100% of the shares in Mobiltel. The call option price of EUR 80 million paid by Telekom Austria in Q1 2005 will be fully creditable against the purchase price; and

•	Net debt of Mobiltel which will be assumed by Telekom Austria.

The Enterprise Value of EUR 1,600 million implies an EV/EBITDA multiple (based on 2004 figures) of 5.2x which compares favorably to recent transactions. This announcement amends communications distributed on 17 December, 2004 via EURO Ad-Hoc.

Please find additional information on Bulgaria and on Mobiltel on our website www.telekom.at/ir .

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: June 1, 2004